                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999

                                       or

[] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from------------- to-------------

Commission file number 1-5542

              THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
                  INCOME TRUST OF DEXTER CORPORATION AND DEXTER
                 CORPORATION, NONWOVEN MATERIALS - PLAN PORTION
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion (`Plan') is subject to the Employee Retirement Income Security Act of 1974 (`ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation           Description                                   Method of Filing
-----------           -----------                                   ----------------
Exhibit 23            Consent of PricewaterhouseCoopers LLP,        Filed with this report
                      Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           THE EMPLOYEES' SAVINGS AND PROFIT
                                           SHARING RETIREMENT INCOME TRUST OF
                                           DEXTER CORPORATION AND DEXTER
                                           CORPORATION, NONWOVEN MATERIALS -
                                           PLAN PORTION


Date:  June 27, 2000                       /s/ Lawrence D. McClure
-----------------------                    -----------------------
                                           Lawrence D. McClure
                                           Dexter Corporation
                                           Plan Administrator

THE EMPLOYEES' SAVINGS AND
PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER
CORPORATION AND DEXTER
CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

THE EMPLOYEES' SAVINGS AND PROFIT SHARING
RETIREMENT INCOME TRUST OF DEXTER
CORPORATION AND DEXTER CORPORATION, NONWOVEN
MATERIALS -- PLAN PORTION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

                                                                    PAGE

Report of Independent Accountants                                    1


Financial Statements

    Statements of Net Assets Available for Benefits                  2

    Statements of Changes in Net Assets Available for Benefits       3

    Notes to Financial Statements                                   4-13


Supplemental Schedule

    Schedule of Assets Held for Investment Purposes                 14


                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Plan Administrator of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion (the "ESPRIT") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the ESPRIT's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

May 15, 2000
Hartford, Connecticut

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT
INCOME TRUST OF DEXTER CORPORATION AND DEXTER
CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                      1999              1998

ASSETS
    Investment in Master Trust at fair value      $162,706,496      $140,213,115
    Contributions receivable
      Employer                                       3,216,734         2,952,548
      Employee                                           8,126             7,274
    Cash surrender value of life insurance             417,023           461,893
                                                  ------------      ------------

        Total assets                               166,348,379       143,634,830
                                                  ------------      ------------

Net assets available for benefits                 $166,348,379      $143,634,830
                                                  ------------      ------------

   The accompanying notes are an integral part of these financial statements.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                          1999              1998

ADDITIONS TO NET ASSETS ATTRIBUTED TO
    Contributions
      Employer                                                         $  3,225,639      $  2,952,548
      Employee                                                            1,476,484         1,234,352
    Net appreciation of the master trusts                                26,133,792        24,808,657
    Appreciation in cash surrender value of life insurance                   34,406            28,266
                                                                       ------------      ------------

                                                                         30,870,321        29,023,823
                                                                       ------------      ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
    Benefits paid directly to participants or their beneficiaries         8,136,488         7,094,814
    Administrative expenses                                                  20,284           268,999
                                                                       ------------      ------------
                                                                          8,156,772         7,363,813
                                                                       ------------      ------------

Net increase                                                             22,713,549        21,660,010

Net assets available for benefits, beginning of year                    143,634,830       121,974,820
                                                                       ------------      ------------
Net assets available for benefits, end of year                         $166,348,379      $143,634,830
                                                                       ------------      ------------

The accompanying notes are an integral part of these financial statements.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

  1. DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

     The following is a general description of The Employees' Savings and Profit Sharing Retirement Income Trust of Dexter Corporation and Dexter Corporation, Nonwoven Materials - Plan Portion ("ESPRIT"). Participants should refer to the Plan document for a more complete description of ESPRIT's provisions.

     GENERAL

     ESPRIT is a defined contribution plan covering all eligible employees of the Dexter Nonwoven Materials Business of Dexter Corporation (the "Company") as well as all eligible employees of the Corporate Division. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The plan was amended and restated as of October 1, 1998 to rename the plan from the ESPRIT Plan, amend certain plan provisions, and provide for changes and additions to the investment options.

     PLAN ADMINISTRATOR

     The Company is the administrator of the Plan. Among the responsibilities of the Company as administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

     ELIGIBILITY

     Each eligible employee becomes a participant in ESPRIT on the first day of the month following the date the employee completes one year of eligibility service, provided the employee has reached age 21. However, effective July 1, 1997, with respect to pre-tax and voluntary after-tax employee contributions, an eligible employee becomes a participant on the first day of the month following the date of enrollment in ESPRIT.

     CONTRIBUTIONS

     The Company contribution to ESPRIT each plan year varies according to profits (generally, 7-10% of ESPRIT eligible earnings). The contribution by the Company is remitted annually to the trustee. Payment is usually made on or before the due date of the Company's federal income tax return, including extensions thereof.

     Participants may make elective contributions to ESPRIT either on a pre-tax or after-tax basis; however, total pre-tax and after-tax participant contributions are limited to 15% of a participant's compensation during the plan year. Participant contributions are also subject to certain requirements, including Sections 401(k), 401(m), 402(g) and 415(d) of the Code.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
     PARTICIPANT ACCOUNTS

     Each participant's share of the allocation of the Company's contribution and forfeitures of nonvested interests of former participants is allocated to his or her account based upon length of service and the individual's compensation paid during the plan year. However, participants who do not have at least 1,000 hours of service during such plan year or who are not employed by the Company on the last day of the plan year are generally ineligible to share in the allocation.

     At any time, a participant may direct ESPRIT's trustee to invest the value of his or her account and future contributions in a Spartan U.S. Equity Index Fund, Managed Income Portfolio (MIP) II Fund, Dexter Corporation Stock Fund, Small Cap Selector Fund, Diversified International Fund, Puritan Fund, Equity-Income Fund, Blue Chip Growth Fund, Aggressive Growth Fund, and PIMCO Total Return Fund.

     Daily, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund(s).

     VESTING

     The Company's portion of a participant's account shall become fully vested upon (a) attaining the age of 65 (62 for employees who became participants on or before January 1, 1991), (b) death, (c) termination of employment due to permanent disability, (d) completion of five years of vesting service,
     (e) discontinuance of contributions by the Company or partial or complete termination of the Plan, or (f) termination of employment in certain situations during a one-year period beginning on the date of a change in control of the Company (as further described in the plan document). Employee elective pre-tax and after-tax contributions are immediately fully vested.

     If a participant separates from the Company before becoming fully vested, nonvested matching contributions will be forfeited. These forfeitures will be applied toward Company contributions.

     PAYMENT OF BENEFITS

     Each participant is eligible to receive payment of his or her account on the first day of the month following his or her 65th birthday provided that the participant ceases to be employed by the Company or any affiliated company. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death benefits, or disability.

     Each participant may elect distribution of his or her account in (a) a cash lump sum, (b) a series of substantially equal payments over the participant's life expectancy or joint life expectancy of the participant and his or her beneficiary, (c) periodic or nonperiodic payments as elected by the participant, or (d) any form that is grandfathered for certain participants. Once a participant attains age 70-1/2, however, the participant must take substantially equal installments over a period not to exceed the participant's life expectancy.

     Any portion of a participant's account which is invested in Dexter Corporation common stock may be received, when eligible, in whole shares of stock (with any fractional shares in cash), in cash, or in some combination of shares of stock and cash as elected by the participant.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
     WITHDRAWALS AND LOANS

     A participant may withdraw all or any portion of his or her account balance resulting only from his or her contributions (exclusive of earnings on pre-tax contributions) plus up to fifty percent of his or her company contribution once fully vested. Withdrawals are subject to a participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

     Participants may also obtain loans from ESPRIT. A participant may have no more than two loans outstanding at any time. The total of all loans outstanding generally shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscrimination rules as established by the Plan Administrator.


  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The plan provides for investment options in various funds of a master trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
     INVESTMENT VALUATION

     With the exception of the cash surrender value of life insurance policies, all assets are valued as of the last business day of the year according to the following methods:

     A.  INVESTMENT IN MASTER TRUST

         Fleet National Bank held certain combined assets of the ESPRIT and other employee benefit plans of the Company in a Master Trust (the "Fleet Master Trust") through July 31, 1998. On August 1, 1998, the Fleet Master Trust assets for all defined contribution plans were transferred to a newly established Master Trust held by Fidelity Management Trust Company ("Fidelity Master Trust"). The allocable portion of the assets and related income of the master trusts are included in these financial statements.

         Approximately sixty percent of the assets of the Fidelity Master Trust were owned by ESPRIT at December 31, 1999 and 1998, respectively. In addition to Fidelity, other managers act as investment advisors for certain of the combined assets of the master trusts.

         The investment in master trusts consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values were utilized to allocate investment income and the assets to individual participant's accounts.

         At December 31, 1999 and 1998, investments contained in pooled funds were valued according to the following methods:

                  COMMON STOCKS

                  If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

                  CORPORATE BONDS

                  Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

                  GOVERNMENT SECURITIES

                  The Trust accounting reflects dealer market value quotes at the last business day of the month.

                  SHORT-TERM OBLIGATIONS

                  Short-term instruments are valued at cost, which approximates fair value.

                  GUARANTEED INVESTMENT CONTRACTS

                  Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
                  PARTICIPANT LOANS

                  Participant loans are stated at the unpaid principal balance.

                  MUTUAL FUNDS

                  The fund's net asset value per share is the value of a single share. Fidelity normally calculates the fund's net assets value per share as of the close of business of the New York Stock Exchange.

                  MANAGED INCOME PORTFOLIO (MIP) II BLEND

                  The value of each share is determined on a daily basis by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on each valuation date. Portfolio assets are valued at fair value as determined in good faith by Fidelity.

     B.  CASH SURRENDER VALUE OF LIFE INSURANCE

         The cash surrender value of life insurance policies is determined as of August 1, 1999 and 1998, the anniversary date of the policies.

     OTHER

     The Fidelity Master Trust values transactions daily on a trade date basis. Income from other investments is recorded as earned on the accrual basis.

     The net appreciation in the fair value of investments is presented in the Statements of Changes in Net Assets Available for Benefits under the caption "net appreciation of the master trusts". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.


  3. TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1994 that ESPRIT and the related trust, as amended through January 22, 1991, is designed in accordance with applicable sections of the Internal Revenue Code. ESPRIT has been amended since receiving the determination letter. The Plan Administrator and ESPRIT's tax counsel believe that ESPRIT is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

4.   PLAN TERMINATION

     The Company reserves the right by resolution of its Board of Directors to amend or modify ESPRIT at any time and for any reason, and also reserves the right by resolution to terminate ESPRIT at any time for any reason but no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under ESPRIT; nor shall such action, except to the extent required to permit ESPRIT to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

     In the event of full or partial termination of ESPRIT or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     VALUATION

     The MIP II Blend fund of the Fidelity Master Trust, in which ESPRIT participates, invests in two guaranteed investment contracts (GICs) with insurance companies in 1999 (five in 1998). Also included in the MIP II Blend fund in 1998 was the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs are fully benefit-responsive and are included in the Fidelity Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1999 and 1998 and are presented below:



                                      1999
-------------------------------------------------------------------------------------------------------------
                                                                             Contract Value
                                                Maturity     Crediting         Including           Fair
Issuer                                            Date      Interest Rate   Accrued Interest      Value

Metropolitan Life Insurance Company             6/15/01          6.70%        $  3,538,388      $ 3,528,925
New York Life Insurance and
 Annuity Corporation                           12/15/00          6.35             3,014,222        3,001,909
Fidelity IPL                                      N/A            5.76            55,663,718       55,663,718
                                                                            ---------------   --------------

        Total                                                                 $ 62,216,328      $62,194,552
                                                                            ===============   ==============




                                      1998
-------------------------------------------------------------------------------------------------------------
                                                                            Contract Value
                                                Maturity     Crediting        Including           Fair
Issuer                                            Date       Interest Rate  Accrued Interest      Value

John Hancock Mutual Life Insurance Company      12/15/99        7.50%         $  6,900,854      $ 7,037,358
John Hancock Mutual Life Insurance Company      6/15/99         8.25             3,432,078        3,473,941
Metropolitan Life Insurance Company             6/15/01         6.70             3,316,202        3,316,203
New York Life Insurance and
 Annuity Corporation                           12/15/99         6.35             5,654,207        5,750,004
SEI Stable Asset Fund                           3/13/99         6.16            25,437,398       25,437,389
Fidelity IPL                                      N/A           5.62            16,514,080       16,514,080
                                                                            ---------------   --------------
        Total                                                                 $ 61,254,819      $61,528,975
                                                                            ===============   ==============

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     CONCENTRATION OF CREDIT RISK

     Of the guaranteed investment contracts included in the MIP II Blend fund, one (two in 1998), which was held with one individual insurance company at December 31, 1999 (two companies in 1998) represent concentrations of credit risk. The total contract value(s) held is approximately $55.7 million ($6.9 million and $16.5 million at December 31, 1998) and represents 84.6% (11.1% and 26.5% at December 31, 1998) of the total fair value of the MIP II.

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

  6. MASTER TRUST

     Investments and net appreciation of the master trusts for the Dexter Corporation Master Trusts and the ESPRIT's allocable portion at December 31, 1999 and 1998, and for the years then ended, are as follows:





                                                   INVESTMENT IN MASTER TRUSTS
                                  --------------------------------------------------------------------
                                                       December 31, 1999
                                  --------------------------------------------------------------------
                                                                          Plan's Share of
                                       Fidelity Master Trust            Fidelity Master Trust
                                       ---------------------            ---------------------

                                     Fair Value           Cost           Fair Value          Cost

Spartan U.S. Equity Index fund      $141,119,619      $113,966,101      $ 87,416,573      $ 70,567,027
MIP II/Fixed Income fund              65,832,413        65,832,413        42,851,510        42,851,510
Dexter Corporation Stock fund          2,253,486         1,650,752           278,901           216,702
Participant Loan fund                  4,174,643         4,174,643           677,771           677,771
Small Cap Selector                     4,448,248         3,794,788         1,666,320         1,423,553
Diversified International fund         6,242,455         5,033,979         3,421,206         2,857,300
Puritan fund                           1,632,181         1,670,675         1,116,550         1,132,445
Equity - Income fund                   1,353,350         1,391,517           937,411           956,561
Blue Chip Growth fund                 10,047,811         8,357,417         5,488,577         4,502,119
Aggressive Growth fund                28,742,808        21,826,041        16,457,557        12,574,909
PIMCO Total Return fund                3,311,224         3,499,712         2,394,120         2,539,845
                                    ------------      ------------      ------------      ------------

                                    $269,158,238      $231,198,038      $162,706,496      $140,299,742
                                    ============      ============      ============      ============




                                                           INVESTMENT IN MASTER TRUSTS
                                  --------------------------------------------------------------------
                                                                December 31, 1998
                                  --------------------------------------------------------------------
                                                                              Plan's Share of
                                           Fidelity Master Trust          Fidelity Master Trust
                                    -------------------------------      ------------------------------

                                      Fair Value           Cost             Fair Value           Cost


Spartan U.S. Equity Index fund      $144,559,480      $136,435,450      $ 85,962,212      $ 81,185,744
MIP II/Fixed Income fund              62,349,051        62,349,051        40,012,072        40,012,072
Dexter Corporation Stock fund          2,224,784         1,907,087           613,024           560,156
Participant Loan fund                  4,374,338         4,374,338           584,033           584,033
Small Cap Selector                     5,525,948         5,353,926         2,630,912         2,553,471
Diversified International fund         2,426,685         2,519,856         1,056,476         1,101,286
Puritan fund                           1,539,278         1,451,542         1,214,747         1,145,452
Equity - Income fund                     886,202           844,886           821,158           783,190
Blue Chip Growth fund                  5,502,563         4,769,996         3,896,530         3,403,111
Aggressive Growth fund                 2,179,539         1,908,378         1,363,275         1,200,677
PIMCO Total Return fund                2,479,245         2,548,929         2,058,676         2,113,903
                                    ------------      ------------      ------------      ------------

                                    $234,047,113      $224,463,439      $140,213,115      $134,643,095
                                    ============      ============      ============      ============

                                                                 Continued

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST
OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                 NET APPRECIATION OF THE MASTER TRUSTS FOR THE YEARS ENDED
                                                                      December 31, 1999
                                                            ------------------------------------
                                                               Fidelity        Plan's Share
                                                              Master Trust   of master trusts

Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund       $27,006,238       $ 16,457,417
MIP II/Fixed Income/Money Market fund/Permag Bond fund           3,655,216          2,441,713
Dexter Corporation Stock fund                                      598,373            129,187
Participant Loan fund                                              352,810             51,172
Pension Bond fund                                                     --                 --
Pension Fixed fund                                                    --                 --
Small Cap Selector/Small Cap Equity fund                           585,215            238,653
Diversified International fund/International Equity Fund         1,543,873            728,295
Puritan fund                                                         3,977              2,923
Equity - Income fund                                                68,258             47,841
Blue Chip Growth fund                                            1,910,956          1,107,127
Aggressive Growth fund                                           9,368,939          4,938,958
PIMCO Total Return fund                                            (13,044)            (9,494)
                                                              -------------       ------------

                                                              $ 45,080,811       $ 26,133,792
                                                              =============     ==============






                                                           NET APPRECIATION OF THE MASTER TRUSTS FOR THE YEARS ENDED
                                                                                   December 31, 1998
                                                           -----------------------------------------------------------------
                                                               Fleet               Fidelity         Plan's Share
                                                            Master Trust          Master Trust      of Master Trust

Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund   $ 30,494,147        $ 13,458,797        $ 20,891,339
MIP II/Fixed Income/Money Market fund/Permag Bond fund        2,439,406           1,794,340           2,789,020
Dexter Corporation Stock fund                                (2,565,897)            203,524             (46,792)
Participant Loan fund                                           160,191             156,919              38,590
Pension Bond fund                                             2,142,956                --                  --
Pension Fixed fund                                                  538                --                  --
Small Cap Selector/Small Cap Equity fund                        267,638             (25,919)             91,887
Diversified International fund/International Equity Fund        947,107             (92,647)             84,886
Puritan fund                                                       --               155,327             130,346
Equity - Income fund                                               --                68,932              63,529
Blue Chip Growth fund                                              --               770,395             516,566
Aggressive Growth fund                                             --               387,852             236,660
PIMCO Total Return fund                                            --                15,179              12,626
                                                           ------------        ------------        ------------

                                                           $ 33,886,086        $ 16,892,699        $ 24,808,657
                                                           ============        ============        ============

At December 31, 1999, 789 employees (768 in 1998) were participating in the ESPRIT. Appropriate participation by fund was as follows:




               FUND                                                                             NUMBER OF PARTICIPANTS
                                                                             -------------------------------------------------------
                                                                               DECEMBER 31, 1999               DECEMBER 31, 1998

               Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund               590                               673
               MIP II/Fixed Income fund/Money Market fund                             483                               591
               Dexter Corporation Stock fund                                           38                               46
               Participant Loan fund                                                   82                               76
               Small Cap Selector/Small Cap Equity fund                                96                               151
               Diversified International fund/International Equity fund                90                               101
               Puritan fund                                                            35                               40
               Equity - Income fund                                                    34                               36
               Blue Chip Growth fund                                                  140                               117
               Aggressive Growth fund                                                 175                               76
               PIMCO Total Return fund                                                 24                               37

THE EMPLOYEES' SAVINGS AND PROFIT SHARING RETIREMENT INCOME TRUST OF DEXTER CORPORATION AND DEXTER CORPORATION, NONWOVEN MATERIALS -- PLAN PORTION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------



     IDENTITY OF ISSUE, BORROWER        DESCRIPTION OF INVESTMENT INCLUDING MATURING DATE,
       LESSOR, OR SIMILAR PARTY        RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE          COST            CURRENT VALUE

Massachusetts Mutual                                   Life Insurance                                  N/A            $    417,023

*Dexter Corporation                                Plan's Share of Master Trust                     $140,299,742       162,706,496


*Party-in-interest